UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0101
Expires: December 31, 2006
Estimated average burden hours
per response 4.47
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.		(c) S.E.C. FILE NO.	WORK LOCATION
WD-40 Company	95-1797918		000-06936	United States

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.	
	1061 Cudahy Place	San Diego	CA	92110	AREA CODE	NUMBER
					619	275-1400

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
Garry O. Ridge		Director, CEO	1061 Cudahy Place	San Diego	CA	92110

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Computershare Securities Corp. 2 North LaSalle Street Chicago, IL 60602 Broadcort Correspondent Clearing Division Merrill, Lynch, Pierce, Fenner & Smith Incorporated 101 Hudson Street, 7th Floor Jersey City, New Jersey 07302		36,000	$1,326,240 (1)	17,587,807	(2)	NASDAQ

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number

   (c) Issuer's S.E.C. file number, if any

   (d) Issuer's address, including zip code

   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

   (b) Such person's I.R.S. identification number, if such person is an entity

   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

   (b) Name and address of each broker through whom the securities are intended to be sold

   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

   (f) Approximate date on which the securities are to be sold

   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired *(If gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	(2)	Exercise of stock option	WD-40 Company	36,000	(2)	Sale Proceeds (2)

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A				

REMARKS:

(1) Estimated based on the fair market value at market close on 4/9/2007 of $36.84/share.

(2) These control securities, registered on Form S-8, will be acquired upon the proposed exercise of a non-qualified stock option for 20,000 shares and an incentive stock option for 16,000 shares and sold on the same day pursuant to a cashless stock option exercise transaction processed by the Issuer's stock option plan administrator. The proposed transaction will be completed pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on 4/9/07. The representations of the reporting person regarding knowledge of material adverse information in regard to the current and prospective operations of the Issuer were made and they were true and correct as of the date of adoption of the Rule 10b5-1 trading plan.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

4/10/07
DATE OF NOTICE

/s/ Maria M. Mitchell as Attorney in Fact for Garry O. Ridge
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)